

June 5, 2014

Via E-mail
Mr. James Lipham
Chief Financial Officer
Total System Services, Inc.
One TSYS Way
Columbus, GA 31901

>   **Re: Total System Services, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed February 25, 2014**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2014**
>   **Filed May 8, 2014**
>   **File No. 001-10254**

Dear Mr. Lipham:

We have reviewed your letter dated May 22, 2014 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 8, 2014.

Form 10-Q for the Fiscal Quarter Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Non-GAAP Measures, page 28

1.   In your adjusted EBITDA, adjusted cash earnings and adjusted cash earnings per share measures you add back NetSpend merger and acquisition expenses and label them as

non-recurring. It appears the nature of merger and acquisition expenses are not non-recurring as you have completed other acquisitions within the past two years. Please confirm to us that you will not refer to these items as non-recurring in future filings or explain to us why such a description is appropriate. We refer you to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03, in the Non-GAAP Financial Measures section of our Compliance and Disclosure Interpretations.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief